PRIMERO PROVIDES SAN DIMAS AND REGIONAL EXPLORATION UPDATE; EXTENDS TOP PRODUCING VEIN AT SAN DIMAS

Toronto, Ontario, November 13, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today provided an update on its exploration program at its San Dimas mine located in Durango, Mexico. The Company also provided an exploration update on its Ventanas exploration property located approximately 32 kilometres south of San Dimas.

San Dimas Highlights:

  Top producing Roberta vein extended beyond minor fault, intercepts include 24.4 grams per tonne (“g/t”) gold and 258 g/t silver over 3.4 metres (RO14_349) and 28.3 g/t gold and 239 g/t silver over 2.4 metres (RO14S_347).

  Discovery of a new high-grade vein in the West Block (Marshall vein), intercepts include 22.0 g/t gold and 2,646 g/t silver over 0.9 metre (MSH14_017).

  Alexa vein extended, intercepts include 8.9 g/t gold and 490 g/t silver over 1.9 metre (AL14_126).

  Santa Gertrudis vein extended, intercepts include 14.2 g/t gold and 2,200 g/t silver over 1.9 metre (SG14_012).

  San Jose vein extended, intercepts include 6.6 g/t gold and 470 g/t silver over 4.3 metres (SJ14_029).

Ventanas Highlights:

  Demonstrated continuous mineralization in the San Pedro ore-shoot in the Mala Noche vein, including
  11.3g/t gold equivalent1 (“Au Eq.”) over 3.2 metres and 4.1 g/t Au Eq. over 10.1 metres (MN14_013), 7.9g/t Au Eq. over 6.2 metres (MN14_016) and 7.1g/t Au Eq. over 9.7 metres (MN14_019A).

  Discovery of a new ore-shoot in the Mala Noche vein, including 7.4 g/t Au Eq. over 5.4 metres (MN14_008) and 3.6g/t Au Eq. over 3.6 metres (MN14_009).

“Our 2014 exploration program in Mexico continues to deliver positive results,” stated Joseph F. Conway, President and Chief Executive Officer. “We have extended the known mineralization in one of our largest producing veins at San Dimas, beyond a minor fault that was historically considered its limit. This improves knowledge of the vein extensions eastward in the Central Block and is important to the mine life of our platform San Dimas mine. We also discovered a new vein in the West Block, which encourages our geologists that this area of the mine will continue to expand as we continue to invest in exploration. Our strategy at San Dimas remains focused on exploring for high grade mineralization in close proximity to existing infrastructure in order to minimize the time between discovery and inclusion in the mine plan. In addition, we are very pleased with the exploration results from Ventanas, an exploration property close to the San Dimas mine. With further success this property could ultimately deliver additional ore to the expanded San Dimas mill.”

The Company’s 2014 $35 million exploration program includes $15 million in the San Dimas district. The exploration program in Mexico comprises 62,500 metres of drilling at the San Dimas mine and 24,100 metres of regional drilling in Mexico, including 20,000 metres regionally on the San Dimas property and 4,100 metres at Ventanas. The San Dimas mine exploration program is focused on increasing resources close to existing infrastructure. The San Dimas regional exploration program is focused on new discoveries as well as on surface expressions of the known underground veins. The Ventanas exploration program is focused on increasing the existing resource and includes drilling on two past producing veins and systematic channel sampling.

Top Producing Vein Extended at San Dimas

Exploration and delineation drilling continues in the Central Block, which still accounts for the majority of production at the San Dimas mine.

The Roberta vein is the second largest producing vein in the district (Figure 2), with 18% of the total 2014 production expected to come from this vein. Drilling results have confirmed the granite intrusive does not extend as far west as previously expected and that the favourable horizon steps upward, offset by the Huerta fault system. The Roberta vein known mineralization has been expanded eastward by approximately 400 metres and remains open for a further 1.0 kilometre eastward. Drill results include 24.4 g/t gold and 258 g/t silver over 3.4 metres (RO14_349), 28.3 g/t gold and 239 g/t silver over 2.4 metres (RO14S_347) and 54.5 g/t gold and 1,345 g/t silver over 0.9 metres (RO14_363). As a result of this new structural interpretation, Robertita, the largest producing vein at San Dimas has the same eastward expansion potential.

Exploration drilling in the St. Gertrudis vein commenced at the end of 2013. Drilling in 2014 has focused on the extension of the known mineralization eastward. Drilling results include 14.2 g/t gold and 2,200 g/t silver over 1.9 metre and 7.0 g/t gold and 564 g/t silver over 2.0 metres (Figure 5).

The Sinaloa Graben and West Block, just west of the Central Block, remain a large focus of the Company’s 2014 exploration program as they contain several of the San Dimas mine’s fastest growing recently discovered veins. Drilling approximately 1.0 kilometre south of the Aranza vein, close to existing infrastructure in the southern part of the West Block, the Company has discovered a new vein, named the Marshall vein (Figure 3). The Marshall vein is currently a narrow structure (currently 0.5 to 1.5 metres wide) with intercepts including 22.0 g/t gold and 2,646 g/t silver over 0.9 metres (Figure 3). This new structure remains open to the east and west with a potential to increase its thickness.

Approximately 2.5 kilometres north of the Marshall vein in the West Block, drilling has proven the extension of the Alexa vein, approximately 225 metres eastward into the hanging wall of the Sinaloa fault (Figure 4). This vein was previously thought not to extend beyond the Sinaloa fault into the Sinaloa Graben, encouraging the Company’s geologists that it could potentially remain open 1.5 kilometres eastward to the Limoncito fault. The Alexa vein is dipping at approximately 77 degrees and suitable for long-hole mining. Drilling results include 8.9 g/t gold and 490 g/t silver over 1.9 metres (AL14_126).

A further 1.5 kilometres north, drilling in the San Jose vein has encountered a zone of high grade mineralization close to the Sinaloa fault (Figure 6). These results encourage the Company that the San Jose vein could also extend into the hanging wall of the Sinaloa fault. Primero’s exploration team remains optimistic in the exploration and delineation of this area due the clearly structural symmetry which characterizes these veins (Alexa, Victoria, San Jose).

The Company remains focused on aggressively exploring in several blocks of the San Dimas district for the remainder of 2014. Primero’s geologists remain optimistic the Company’s exploration strategy will continue to lead to extensions of existing prolific vein systems and the discovery of new currently unknown veins.

Figures 1 to 6 illustrate the location of the San Dimas drill results reported in Table 1.

Promising High-Grade Drill Results from Ventanas

The Ventanas property is located in the southern part of the San Dimas district, 32 kilometres south of the productive San Dimas mine, along the western flank of the Sierra Madre Occidental mountain range in Durango State, Mexico. The Ventanas concessions cover approximately 3,470 hectares and contain 17 old mine workings.

The Ventanas property is divided into three areas: Mala Noche, Valenciana and San Cayetano. Primero re-started the exploration at Ventanas in October 2013 with camp habilitation, geological reconnaissance, compilation of old information, surface sampling and a small drilling program that started in November 2013 in Valenciana vein.

The 2014 drilling program is focused in the Mala Noche area in the homonymous vein. The Company has spent year-to-date approximately $1.2 million on drilling and camp activities. The drilling program has been more productive than anticipated having already completed 7,069 metres of drilling up to October 31, 2014.

The National Instrument 43-101 (“NI 43-101”) compliant technical report prepared by ACA Howe International Limited in 2009 audited the Mineral Resources related to individual polygons without assessing continuity between them. Primero’s 2014 drilling program was designed to demonstrate the continuity of the ore-shoots and test for potential extension at depth and laterally and evaluate the mineralized potential of the vein.

The Company has confirmed mineralization in two of the three known ore-shoots of the Mala Noche vein, in San Pedro and Macho Bayo. The 2014 drilling program is focused both on confirming the existing mineralized zone and exploring for the lateral and vertical extension of the mineralization in each ore shoot. The mineralized structure shows an important thickness (from 2.5 meters up to 12 meters) with extensive horizontal continuity (both northwest and southeast).

Figures 7 to 9 illustrate the location of the Ventanas drill results reported in Table 2.

Table 1: Significant San Dimas Drill Results

Area	Drill Hole	From (m)	To (m)	Grade (g/t)		Estimated True Width (m)
				Gold	Silver
Sinaloa Graben (Alexa)	AL14_117	317.8	318.8	3.3	245	0.9
Sinaloa Graben (Alexa)	AL14_118	330.5	332.3	3.2	237	0.9
Sinaloa Graben (Alexa)	AL14_119	314.8	318.1	3.1	192	2.2
Sinaloa Graben (Alexa)	AL14_126	357.6	360.7	8.9	490	1.9
Sinaloa Graben (San Jose)	SJ14_027	426.0	426.6	9.8	787	0.5
Sinaloa Graben (San Jose)	SJ14_029	469.7	474.8	6.6	470	4.3
Sinaloa Graben (San Jose)	SJ14_032	500.7	502.6	2.1	138	1.5
Sinaloa Graben (San Jose)	SJ14_033	390.4	393.9	4.0	380	2.4
Sinaloa Graben (San Jose)	SJ14_036	446.3	448.6	2.3	182	1.5
Sinaloa Graben (Marshall)	MSH14_001	192.4	193.7	6.8	507	1.1
Sinaloa Graben (Marshall)	MSH14_002	207.0	207.7	2.3	288	0.4
Sinaloa Graben (Marshall)	MSH14_005	156.8	157.6	4.9	507	0.8
Sinaloa Graben (Marshall)	MSH14_010	155.1	155.9	2.5	265	0.7
Sinaloa Graben (Marshall)	MSH14_013	201.4	201.9	5.0	477	0.3
Sinaloa Graben (Marshall)	MSH14_015	149.3	150.6	3.1	370	1.1
Sinaloa Graben (Marshall)	MSH14_017	157.7	158.8	22.0	2,646	0.9
Central Block (Roberta)	RO14S_347	90.4	93.9	28.3	239	2.4
Central Block (Roberta)	RO14_349	113.5	118.0	24.4	258	3.4
Central Block (Roberta)	RO14_355	125.4	129.3	7.9	260	3.4
Central Block (Roberta)	RO14_357	145.5	146.2	7.0	320	0.6
Central Block (Roberta)	RO14_358	142.9	146.1	3.3	607	1.9
Central Block (Roberta)	RO14_359	133.7	135.5	27.0	510	0.9
Central Block (Roberta)	RO14_362	234.7	235.2	2.3	87	0.5
Central Block (Roberta)	RO14_363 (1)	199.8	201.2	54.5	1,345	0.9
Central Block (Roberta)	RO14_363(2)	222.0	223.4	12.9	113	1.0
Central Block (Roberta)	RO14_365	261.0	261.6	9.9	725	0.4
Central Block (Roberta)	RO14_366(1)	197.5	199.2	6.0	168	1.2
Central Block (Roberta)	RO14_366(2)	220.4	221.1	21.8	165	0.6
Central Block (St Gertrudis)	SG14_012	140.6	143.5	14.2	2,200	1.9
Central Block (St Gertrudis)	SG14_014	72.7	74.8	7.0	564	2.0
Central Block (St Gertrudis)	SG14_015	67.4	71.4	5.2	473	3.1
Central Block (St Gertrudis)	SG14_016	78.2	83.7	3.0	278	3.9
Central Block (St Gertrudis)	SG14_017	62.0	63.9	5.1	395	1.3
Central Block (St Gertrudis)	SG14_018	66.0	67.1	3.2	303	1.1

Table 2: Significant Ventanas Drilling Results

Area	Drill Hole	From (m)	To (m)	Gold	Silver	Gold Eq	True Width (m)
Mala Noche (Macho Bayo)	MN14_002	213.3	218.2	1.0	137	3.2	4.2
Mala Noche (Macho Bayo)	MN14_002	228.5	235.4	0.7	137	2.9	5.3
Mala Noche (Macho Bayo)	MN14_003	274.2	280.1	0.8	90	2.2	4.5
Mala Noche (Macho Bayo)	MN14_003	283.0	284.3	2.3	149	4.7	1.1
Mala Noche (Macho Bayo)	MN14_004	210.1	213.2	2.3	82	3.6	2.2
Mala Noche (Macho Bayo)	MN14_004	219.5	220.8	1.4	81	2.7	1.0
Mala Noche (Macho Bayo)	MN14_005	216.7	218.9	1.4	103	3.0	1.8
Mala Noche (Macho Bayo)	MN14_008	253.6	260.1	2.4	314	7.4	5.4
Mala Noche (Macho Bayo)	MN14_008	262.8	263.7	4.4	276	8.8	0.7
Mala Noche (Macho Bayo)	MN14_009	209.4	212.1	1.5	199	4.7	2.4
Mala Noche (Macho Bayo)	MN14_009	226.4	230.4	1.1	152	3.6	3.6
Mala Noche (Macho Bayo)	MN14_011	293.4	297.1	0.9	104	2.6	3.2
Mala Noche (San Pedro)	MN14_013	28.9	32.7	3.0	519	11.3	3.2
Mala Noche (San Pedro)	MN14_013	42.5	54.2	1.7	148	4.1	10.1
Mala Noche (San Pedro)	MN14_014	240.9	251.7	1.3	204	4.5	8.3
Mala Noche (San Pedro)	MN14_015	249.8	256.7	2.6	229	6.2	5.7
Mala Noche (San Pedro)	MN14_015	290.2	292.6	2.8	275	7.2	2.1
Mala Noche (San Pedro)	MN14_016	215.5	222.3	2.3	353	7.9	6.2
Mala Noche (San Pedro)	MN14_017	261.6	267.0	2.6	177	5.4	4.3
Mala Noche (San Pedro)	MN14_019A	261.3	273.1	2.6	280	7.1	9.7
Mala Noche (San Pedro)	MN14_020A	289.6	296.2	2.7	386	8.9	3.8
Mala Noche (San Pedro)	MN14_021	261.5	263.0	2.8	84	4.1	1.1
Mala Noche (San Pedro)	MN14_022	247.3	250.1	2.4	114	4.2	2.4
Mala Noche (San Pedro)	MN14_023	207.9	213.5	1.1	124	3.1	5.4

Drilling at San Dimas and Ventanas was conducted by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the purposes of NI 43-101 for the Company. All samples are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

(1) “Gold equivalent ounces” include silver converted to a gold equivalent based on a ratio of prices of $1,250 per ounce of gold and $20.00 per ounce of silver.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

Figure 1: San Dimas Plan View

Figure 2: Roberta Vein Cross Section

Roberta Vein

CENTRAL BLOCK

W
E
800 m
700 m
600 m
500 m
400 m
300 m
200 m
100 m
FAVORABLE ZONE
FAVORABLE ZONE
RO14-349
RO14-355
RO14-358
RO14-359
RO145-347
RO14-357
RO14-363
RO14-365
RO14-366
RO14-362
0
100
200
metres
LEGEND
DDH 2014
Not Significant
DDH before 2014
Pending
Upper Volcanic
Productiva Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Piaxtla Intrusive
Andesitic Intrusive

DDH	Au g/t	Ag g/t	TW m
RO145_347	28.33	239	2.4
RO14_349	24.44	258	3.4
RO14_355	7.85	260	3.4
RO14_357	7.00	320	0.6
RO14_358	3.29	607	1.9
RO14_359	26.96	510	0.9
RO14_362	2.27	87	0.5
RO14_363 (1)	54.47	1,345	0.9
RO14_363(2)	12.90	113	1.0
RO14_365	9.92	725	0.4
RO14_366(1)	6.04	168	1.2
RO14_366(2)	21.80	165	0.6

Figure 3: Marshall Vein Cross Section

Marshall Vein

SINALOA GRABEN

SW
NE
FAVORABLE ZONE
FAVORABLE ZONE
Elev. 700 m
Elev. 500 m
Elev. 300 m
MSH14-013
MSH14-001
MSH14-002
MSH14-017
MSH14-005
MSH14-015
MSH14-010
SINALOA Fault
LIMONCITO Fault
0
100
200
metres
LEGEND
DDH 2014
Not Significant
DDH before 2014
Pending
Upper Volcanic
Productiva Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Piaxtla Intrusive
Andesitic Intrusive

DDH	Au g/t	Ag g/t	TW m
MSH14_001	6.80	507	1.1
MSH14_002	2.25	288	0.4
MSH14_005	4.85	507	0.8
MSH14_010	2.51	265	0.7
MSH14_013	4.98	477	0.3
MSH14_015	3.13	370	1.1
MSH14_017	22.00	2,646	0.9

Figure 4: Alexa Vein Cross Section

Alexa Vein
SINALOA GRABEN
SW
NE
800 m
800 m
400 m
400 m
AL14-117
AL14-119
AL14-118
AL14-126
0
100
200
metres
LEGEND
DDH 2014
Not Significant
DDH before 2014
Upper Volcanic
Productiva Andesite
Portal Rhyolite
Buelna Andesite
Socavon Rhyolite
Piaxtla Intrusive
Andesitic Intrusive

DDH	Au g/t	Ag g/t	TW m
AL14_117	3.29	245	0.9
AL14_118	3.22	237	0.9
AL14_119	3.08	192	2.2
AL14_126	8.90	490	1.9

Figure 5: San Gertrudis Vein Cross Section

Figure 6: San Jose Vein Cross Section

San Jose Vein

SINALOA GRABEN

SW
NE
800 m
700 m
600 m
SAN MATEO Fault
SINALOA Fault
FAVORABLE ZONE
FAVORABLE ZONE
SJ14-027
SJ14-029
SJ14-033
SJ14-036
SJ14-032
0
100
200
metres

DDH	Au g/t	Ag g/t	TW m
SJ14_027	9.76	787	0.5
SJ14_029	6.61	470	4.3
SJ14_032	2.11	138	1.5
SJ14_033	4.00	380	2.4
SJ14_036	2.30	182	1.5

LEGEND

- DDH 2014
- Not Significant
- DDH before 2014
- Pending
- Planned
- Upper Volcanic
- Productiva Andesite
- Portal Rhyolite
- Buelna Andesite
- Socavon Rhyolite
- Piaxtla Intrusive
- Andesitic Intrusive

Figure 7: Ventanas Drill Hole Locations

Ventanas Plan View
N
Valenciana
2,645,000N
MALA NOCHE
Ventanas Camp
Sta Eduviges
California
Escondida
2,642,500N
Soledad
Carmen
San Nicolas
5 Mayo
La Prieta
Animas
Presidio river
Rivereña
Sto Toribio
Eleonor
2,640,000N
El Camaron
0
500
1000
m e t r e s
417,500E
420,000E
422,500E
425,000E
427,500E
Tunnel
Vein
Fault
River

Figure 8: Mala Noche-San Pedro Cross Section

Mala Noche Vein

LONGITUDINAL SECTION

NW
SE
San Pedro
Ore Shoot
1,000 m
800 m
Exploration
Potential
MN14-013
MN14-023
MN14-015
MN14-014
MN14-016
MN14-022
MN14-017
MN14-019A
Level 10
MN14-021
MN14-020A
Exploration
Potential
0
50
100
metres
LEGEND
DDH Historic Significant
Not Significant Values Historic DDH
Significant Values 2014
Not Significant Values 2014
Uncut
Andesite Fm.
Rhyolite Fm.

DDH	Au g/t	Ag g/t	AuEq g/t	TW m
MN14_013	2.99	519	11.30	3.2
MN14_013	1.73	148	4.10	10.1
MN14_014	1.27	204	4.54	8.3
MN14_015	2.55	229	6.21	5.7
MN14_015	2.83	275	7.23	2.1
MN14_016	2.25	353	7.89	6.2
MN14_017	2.56	177	5.40	4.3
MN14_019A	2.62	280	7.10	9.7
MN14_020A	2.72	386	8.90	3.8
MN14_021	2.77	84	4.12	1.1
MN14_022	2.39	114	4.21	2.4
MN14_023	1.07	124	3.06	5.4

Figure 9: Mala Noche-Macho Bayo Cross Section

Mala Noche Vein

LONGITUDINAL SECTION

NW
SE
Mala Noche Ore Shoot
Macho Bayo Ore Shoot
Level 0
Level 1
Level 2
MALA NOCHE
Level 6
Level 7
Level 7 1/2
Level 8
Level 10
1,000 m
900 m
800 m
700 m
600 m
MN14-002
MN14-003
MN14-004
MN14-005
MN14-008
MN14-009
MN14-011
fault
Exploration Potential
0
50
100
metres
LEGEND
DDH Historic Significant
Not Significant Values Historic DDH
Significant Values 2014
Not Significant Values 2014
Uncut
Andesite Fm.
Rhyolite Fm.

DDH	Au g/t	Ag g/t	AuEq g/t	TW m
MN14_002	0.96	137	3.16	4.2
MN14_002	0.71	137	2.90	5.3
MN14_003	0.78	90	2.22	4.5
MN14_003	2.28	149	4.66	1.1
MN14_004	2.25	82	3.56	2.2
MN14_004	1.36	81	2.66	1.0
MN14_005	1.39	103	3.03	1.8
MN14_008	2.35	314	7.38	5.4
MN14_008	4.39	276	8.81	0.7
MN14_009	1.50	199	4.69	2.4
MN14_009	1.13	152	3.56	3.6
MN14_011	0.93	104	2.58	3.2

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a Qualified Person (“QP”) for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access ore below the current mining level, the timing, nature and success of exploration activities, the discovery of new mineralization or continuous mineralization and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.